PRICING SUPPLEMENT NO. 4
Dated November 13, 2001
To Prospectus Dated January 12, 2001 and
Prospectus Supplement Dated May 3, 2001

Filed under Rule 424(b)(3)
File No. 333-48922

CUSIP No.: 60406C AT4

MINNESOTA MINING AND MANUFACTURING COMPANY
$1,400,000,000 MEDIUM-TERM NOTES, SERIES C
FLOATING RATE NOTE

Principal Amount:       $100,000,000

Proceeds to Company:    $99,000,000

Specified Currency:     U.S. Dollars

Original Issue Date:    November 16, 2001

Maturity Date:          December 21, 2041

Put Provision:          The Notes will be repayable at the option of the holder
                        on at least 30 days notice on the following days and at the following prices (expressed as a percentage of the Principal Amount):

                        Repayment Date                             Price
                        --------------                             -----
                        December 21st, 2011...........................99%
                        December 21st, 2014...........................99.25%
                        December 21st, 2017...........................99.5%
                        December 21st, 2020...........................99.75%
                        December 21st, 2023 and each third
                        anniversary thereafter to maturity...........100%

Minimum Denominations:  The Notes will be issued in denominations of $1,000 and in integral multiples of $1,000.

Base Rate:              3 Month LIBOR Rate. The "3 Month LIBOR Rate" means the
                        rate for deposits in U.S. dollars for the 3-month period commencing on the applicable Interest Reset Date that appears on "Telerate Page 3750" at approximately 11:00
                        A.M., London time, on the second London business day prior to the applicable Interest Reset Date; provided that the


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                        interest rate in effect from the Original Issue Date to
                        the first Interest Reset Date (December 21st, 2001) will be based on the 3 Month LIBOR Rate as calculated on the second London business day prior to the Original Issue Date (November 14th, 2001).

Spread:                 3 Month LIBOR - 35 basis points

Form:                   Book-Entry

Interest Payment Dates: Interest is payable quarterly on March 21st, June 21st,
                        September 21st, and December 21st of each year, commencing on December 21st, 2001.

Reset Convention/
Interest Reset Dates:   The interest rate will be reset quarterly. The quarterly
                        LIBOR rate will be determined on the second London business day prior to the first day of each quarterly reset date (the "Interest Reset Dates"). The Interest
                        Reset Dates are March 21st, June 21st, September 21st, and December 21st of each year, commencing on December
                        21st, 2001.

Day Count Convention:   Actual/360

Regular Record Dates:   15th calendar day, whether or not a Business Day, next
                        preceding corresponding Interest Payment Date

Agents:                 UBS Warburg LLC (as principal)
                        Merrill Lynch & Co. (as principal)


Conditional Right to Shorten Maturity:

We intend to deduct interest paid on the Notes for United States Federal income tax purposes. However, there have been proposed tax law changes over the past several years that, among other things, would prohibit an issuer from deducting interest payments on debt instruments with long maturities. While none of these proposals has become law, there can be no assurance that similar legislation affecting our ability to deduct interest paid on the Notes will not be enacted in the future or that any such legislation would not have a retroactive effective date. As a result, there can be no assurance that a Tax Event (as defined below) will not occur.

Upon the occurrence of a Tax Event, we, without the consent of the Holders of the Notes, will have the right to shorten the maturity of the Notes to the minimum extent required, in the opinion of nationally recognized independent tax counsel, such that, after the shortening of the maturity, interest paid on the Notes will be deductible for United States Federal income tax purposes or, if such counsel is unable to opine definitively as to such


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a minimum period, the minimum extent so required to maintain our interest deduction to the extent deductible under current law as determined in good faith by our board of directors, after receipt of an opinion of such counsel regarding the applicable legal standards. In such case, the amount payable on such Notes on such new maturity date will be equal to 100% of the principal amount of such Notes plus interest accrued on such Notes to the date such Notes mature on such new maturity date. There can be no assurance that we would not exercise our right to shorten the maturity of the Notes on the occurrence of such a Tax Event or as to the period by which such maturity would be shortened. In the event that we elect to exercise our right to shorten the maturity of the Notes on the occurrence of a Tax Event, we will mail a notice to each Holder of Notes by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the Notes. Such notice shall be effective immediately upon mailing.

We believe that the Notes should constitute indebtedness for United States Federal income tax purposes under current law and, in that case, an exercise of our right to shorten the maturity of the Notes should not be a taxable event to Holders for such purposes. Prospective investors should be aware, however, that our exercise of our right to shorten the maturity of the Notes will be a taxable event to Holders for United States Federal income tax purposes if the Notes are treated as equity for United States Federal income tax purposes before the maturity is shortened, assuming that the Notes of shortened maturity are treated as debt for such purposes.

"Tax Event" means that we shall have received an opinion of nationally recognized independent tax counsel to the effect that, as a result of one of the following events occurring on or after November 16, 2001, there is more than an insubstantial increase in the risk that interest paid by us on the Notes is not, or will not be, deductible, in whole or in part, by us for United States Federal income tax purposes:

      * any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States;

      * any judicial decision, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "Administrative or Judicial Action"), or

      * any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an Administrative or Judicial Action or a law or regulation of the United States that differs from the theretofore generally accepted position or interpretation.


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Notes Used as Qualified Replacement Property:
---------------------------------------------

Prospective investors seeking to treat the Notes as "qualified replacement property" for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended, should be aware that Section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year. For purposes of this passive income test, where the issuing corporation is in control of one or more corporations, all such corporations are treated as one corporation for the purposes of computing the amount of passive investment income for purposes of Section 1042.

We believe that less than 25 percent of our affiliated group's gross receipts is passive investment income for the taxable year ended December 31, 2000. In making this determination, we have made certain assumptions and used procedures which we believe are reasonable.

We cannot give any assurance as to whether we will continue to meet the passive income test. It is, in addition, possible that the IRS may disagree with the manner in which we have calculated our affiliated group's gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein. Prospective purchasers of the Notes should consult with their own tax advisors with respect to these and other tax matters relating to the Notes.

The Notes are a new issue of securities with no established trading market. No assurance can be given as to whether a trading market for the Notes will develop or as to the liquidity of a trading market for the Notes. The availability and liquidity of a trading market for the Notes will also be affected by the degree to which purchasers treat the Notes as qualified replacement property.



As of the date of this Pricing Supplement, the aggregate principal amount (or its equivalent in other currencies) of Debt Securities (as defined in the Prospectus) which have been sold (including the Notes to which this Pricing Supplement relates) is $606,000,000.


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Additional Information:

Principal Amount Allocation:

         UBS Warburg LLC      $55,000,000
         Merrill Lynch & Co.  $45,000,000

Net Proceeds to Collect:

         UBS Warburg LLC      $54,450,000
         Merrill Lynch & Co.  $44,550,000

DTC Participation Numbers:

         UBS Warburg LLC      642
         Merrill Lynch & Co.  5132


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